PERSISTENCE DATA MINING, INC.

FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2020 and 2019

(Unaudited)



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Persistence Data Mining, Inc.

We have reviewed the accompanying financial statements of the company which comprise the balance sheet as of December 31, 2019 & 2020 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
March 17th, 2021

Vincenzo Mongio

Persistence Data Mining, Inc.
Balance Sheets

| | As of December 31, | |
	2020	2019
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	22,227.55	10,152.29
TOTAL CURRENT ASSETS	22,227.55	10,152.29
FIXED ASSETS		
Equipment, net	71,633.76	61,103.83
TOTAL FIXED ASSETS	71,633.76	61,103.83
TOTAL ASSETS	93,861.31	71,256.12
LIABILITIES AND SHAREHOLDERS EQUITY		
CURRENT LIABILITIES		
Accrued Interest	47,641.86	38,227.84
Related Party Loan Payable	178,600.76	159,400.00
Future Equity Obligations	50,000.00	50,000.00
PPP Loan	37,500.00	-
ST Note Payable	12,980.69	12,980.69
TOTAL CURRENT LIABILITIES	326,723.31	260,608.53
LONG TERM LIABILITIES		
Note Payable	19,861.29	33,953.62
TOTAL LONG TERM LIABILITIES	19,861.29	33,953.62
TOTAL LIABILITIES	346,584.60	294,562.15
SHAREHOLDERS' EQUITY		
Capital Stock (100,000,000 shares authorized, 30,244,880	3,261.10	3,240.63
shares issued and outstanding. $.0001 par value)		
Additional Paid in Capital	619,982.30	555,002.77
Retained Earnings	(875,966.22)	(781,549.72)
TOTAL SHAREHOLDERS' EQUITY	(252,722.82)	(223,306.32)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	93,861.78	71,255.83

Persistence Data Mining, Inc.
Statement of Operations

	2020	2019
Income		
Service/Fee Income	81,961.03	125,791.96
Cost of Sales	24,802.25	28,859.85
Gross Profit	57,158.78	96,932.11
Expenses		
Advertising and Marketing	2,341.92	5,857.01
Legal & Professional Fees	5,752.32	6,756.00
Meals and Entertainment	1,326.37	1,808.62
Office Expenses	947.47	2,613.56
R&D	10,000.00	10,000.00
Rent or Lease	9,400.00	5,000.00
Contract Labor and Consulting	96,904.29	54,315.98
Travel	623.13	2,153.70
Taxes & Licenses	3,188.61	2,208.11
Depreciation	9,955.84	5,442.93
Total Expenses	140,439.95	96,155.91
Net Operating Income	(83,281.17)	776.20
Interest and Bank Charges	11,135.33	9,884.74
Net Income	(94,416.50)	(9,108.54)

PERSISTENCE DATA MINING, INC.

Consolidated Statement of Equity

	COMMON STOCK		PREFERRED STOCK		Additional	Retained	
	Shares	Amount	Shares	Amount	Paid in Capital	Earnings	Total
ENDING BALANCE DECEMBER 31, 2017	30,622,126	3,062.21	177,704	17.77	455,163.41	(632,843.26)	(174,599.87)
Contributions	1,606,428	160.64			99,839.36		100,000.00
Net Income						(139,597.91)	(139,597.91)
ENDING BALANCE DECEMBER 31, 2018	32,228,554	3,222.86	177,704	17.77	555,002.77	(772,441.17)	(214,197.78)
Contributions							-
Net Income						(9,108.54)	(9,108.54)
ENDING BALANCE DECEMBER 31, 2019	32,228,554	3,222.86	177,704	17.77	555,002.77	(781,549.71)	(223,306.32)
Contributions	204,727	20.47			64,979.53		65,000.00
Net Income						(94,416.50)	(94,416.50)
ENDING BALANCE DECEMBER 31, 2020	32,433,281	3,243.33	177,704	17.77	619,982.29	(875,966.21)	(252,722.82)

Persistence Data Mining, Inc.
Statement of Cash Flows

	2020	2019
OPERATING ACTIVITIES		
Net Income	(94,416.50)	(9,108.54)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accumulated Depreciation	9,955.84	5,442.93
Accrued Interest	9,414.02	9,140.20
Change in Payables	17,907.67	10,428.23
Net cash provided by operating activities	(57,138.97)	15,902.82
INVESTING ACTIVITIES		
Equipment Purchased	(20,485.77)	(54,155.26)
Net cash provided by investing activities	(20,485.77)	(54,155.26)
FINANCING ACTIVITIES		
Sale of Stock	33,000.00	-
Change in Notes Payable	56,700.00	47,045.28
Net cash provided by financing activities	89,700.00	47,045.28
Net cash increase for period	12,075.26	8,792.84
Cash at beginning of period	10,152.29	1,359.45
Cash at end of period	22,227.55	10,152.29

Persistence Data Mining, Inc
Notes to the Unaudited Financial Statements
December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Persistence Data Mining, Inc ("the Company") was formed in Nevada on February 23rd, 2012. The Company operates a soil health monitoring platform and derives revenue from the hyperspectral imaging of soil samples.

The company will conduct a crowdfunding campaign under regulation CF in the first and second quarters of 2021.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"*Revenue Recognition*" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when the entity satisfies a performance obligation

The Company recognizes revenue when it satisfies its obligation by transferring control of the good or service to the customer. A performance obligation is satisfied over time if one of the following criteria are met:

a. the customer simultaneously receives and consumes the benefits as the entity performs;
b. the entity's performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or
c. the entity's performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date.

The Company's performance obligations from contracts with customers include (a) taking an image of the soil in the location desired by the customer (b) relaying the data to a laboratory for analysis (c) relaying the results of the analysis to the customer. The company generally bills the customer once all of the above obligations are satisfied.

The revenue reflected for the year ended 2020 and 2019 represents soil analysis performed under paid pilots for which all performance obligations were met prior to December 31st of each year.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

Management has considered all recent accounting pronouncements issued. The Company's management believes that these recent pronouncements will not have a material effect on the Company's financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No events require recognition in the financial statements or disclosures of the Company.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Related Party Loans - The CEO directly or through controlled entities advanced the company funds accumulating to $159k and $178k for the years ending 2019 and 2020 respectively for the purposes of funding operations. The amounts advanced accrue interest at 6% per annum and are due on demand. *

Future Equity Obligations – The company has entered into a simple agreement for future equity (SAFE) and raised $50k in cash. The note holders are eligible to convert the amounts loaned into shares of the company's common or preferred stock or receive a cash payout during a change of control or liquidity event with a valuation cap of $2M. **

Note Payable – The company has entered into a loan agreement collateralized by soil imaging equipment. The loan bears interest at 6% and matures in 2023.

PPP Loan – The company obtained funds under the Paycheck Protection Program. The loan accrues interest at 1% and is expected to be forgiven in full.

Debt Principal Maturities 5 Years Subsequent to 2020	
Year	Amount
2021	13,781
2022	14,631
2023	5,389
2024	-
2025	-
Thereafter	-

* The related party loan is due on demand and can mature in any year
**The future equity obligations mature during a liquidity or change of control event which can occur in any year

NOTE 6 - EQUITY

The company has authorized 100,000,000 of common shares with a par value of $0.00001 per share and 3,000,000 shares of Series A preferred stock with a par value of $0.01 per share with a $0.10 liquidation preference per share. 32,228,554 and 32,433,281 shares of common stock were issued and outstanding as of 2019 and 2020 respectively. 177,704 shares of preferred stock were issued and outstanding as of 2019 and 2020.

Shares of common stock are voting and carry the same customary rights and privileges and are entitled to dividends at the discretion of the board of directors.

Shares of preferred stock are also voting and carry the same customary rights and privileges of preferred shares for receiving priority return on capital and are entitled to dividends at the discretion of the board of directors.

NOTE 7- SUBSEQUENT EVENTS
The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 18th, 2021, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN
The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

Since December 31, 2020 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth company, as defined in the JOBS Act, for up to five years following our IPO.